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[MYR LOGO]

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
                                                              MYR GROUP INC.
                                                              Three Continental Towers
                                                              1701 West Golf Road - Suite 1012
                                                              Rolling Meadows, IL 60008-4270
                                                              847-290-1891
                                                              847-290-1892 fax

                                                              CORPORATE OFFICE
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                                                               DECEMBER 29, 1999

Dear Stockholder:

     We are pleased to inform you that MYR Group Inc. (the "Company") has entered into an Agreement and Plan of Merger (the "Merger Agreement") with GPU, Inc. ("Parent") and GPX Acquisition Corp. ("Offeror"). Pursuant to the Merger Agreement, Offeror today commenced a tender offer to purchase all outstanding shares of the Company's common stock at $30.10 per share in cash. Under the Merger Agreement, the tender offer will be followed by a merger of Offeror with and into the Company. In the merger, each outstanding share of common stock will be converted into $30.10 in cash (other than shares held by dissenting stockholders).

     Your Board of Directors has unanimously approved the Merger Agreement and determined that the tender offer and the merger are fair to and in the best interest of the stockholders, and recommends that all stockholders of the Company accept the offer and tender their shares pursuant to the offer.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including the opinion of Berenson Minella & Company that the cash consideration of $30.10 per share to be received by stockholders pursuant to the offer and the merger is fair to such stockholders from a financial point of view. You are urged to read such opinion, which is included as Annex A to the enclosed Schedule 14D-9, in its entirety.

     In addition to the attached Schedule 14D-9 relating to the tender offer, also enclosed is the Offer to Purchase, dated December 29, 1999, of Offeror, together with related materials. These documents set forth the terms and conditions of the tender offer and the merger and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully.

                                          Sincerely,

                                          [/s/ Charles M. Brennan III]
                                          Charles M. Brennan III
                                          Chairman and
                                          Chief Executive Officer
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                 MYR GROUP INC.
                           (NAME OF SUBJECT COMPANY)

                                 MYR GROUP INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   554053108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                BYRON D. NELSON
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                 MYR GROUP INC.
                               1701 W. GOLF ROAD
                            SUITE 1012, TOWER THREE
                      ROLLING MEADOWS, ILLINOIS 60008-4007
                                 (847) 290-1891
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                                J. CRAIG WALKER
                               BELL, BOYD & LLOYD
                       70 WEST MADISON STREET, SUITE 3300
                          CHICAGO, ILLINOIS 60602-4207
                                 (312) 372-1121

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

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is MYR Group Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1701 W. Golf Road, Suite 1012, Tower Three, Rolling Meadows, Illinois 60008-4007. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the Company's common stock, par value $0.01 per share (the "Common Stock"). Unless the context otherwise requires, as used herein, the term "Shares" shall mean shares of the Common Stock.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer (the "Offer") by GPX Acquisition Corp. ("Offeror"), a Delaware corporation and a direct wholly owned subsidiary of GPU, Inc., a Pennsylvania corporation ("Parent"), to purchase all the issued and outstanding Shares at a price of $30.10 per Share, net to the seller in cash, without interest thereon, subject to the terms and conditions set forth in Offeror's Offer to Purchase, dated December 29, 1999, and the related Letter of Transmittal (together with the Offer to Purchase, the "Offer Documents"). The Offer is described in the Tender Offer Statement on Schedule 14D-1 filed by Parent and Offeror with the Securities and Exchange Commission (the "Commission") on December 29, 1999 (as amended or supplemented, the "Schedule 14D-1"). The Offer Documents indicate that the principal executive offices of Offeror and Parent are located at 300 Madison Avenue, Morristown, New Jersey 07962-1911.

     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of December 21, 1999 (the "Merger Agreement"), by and among the Company, Offeror and Parent. The Merger Agreement, which is Exhibit (c)(1) to this
Schedule 14D-9, is incorporated herein by reference in its entirety.

     The Merger Agreement provides that, following the consummation of the Offer, upon the satisfaction or waiver of certain conditions, Offeror will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by stockholders who properly exercise their appraisal rights under the Delaware General Corporation Law (the "Delaware Law")) will be converted, by virtue of the Merger and without any action by the holder thereof, into the right to receive $30.10 per Share (or any higher price paid per Share in the Offer), net to the seller in cash, without interest thereon (the "Offer Price"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its direct and indirect subsidiaries, viewed as a single entity.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in Schedule I attached to this Schedule 14D-9 and incorporated herein by reference.

     Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Offeror, Parent or their respective executive officers, directors or affiliates.

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ARRANGEMENTS WITH PARENT, OFFEROR OR THEIR AFFILIATES

THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed with the Commission as an exhibit to this Schedule 14D-9. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement. The Merger Agreement may be examined, and copies obtained, at the places and in the manner set forth in Section 8 of Offeror's Offer to Purchase, which is enclosed with this
Schedule 14D-9.

     The Offer. The Merger Agreement provides for the commencement of the Offer. Parent and Offeror have expressly reserved the right to waive certain conditions to the Offer, but without the prior consent of the Company, Offeror has agreed not to (i) waive the Minimum Condition (as defined in the Merger Agreement), (ii) reduce the number of Shares to be purchased in the Offer, (iii) reduce the Offer Price, (iv) modify or add to the conditions to the Offer set forth in Section 14 of the Offer to Purchase enclosed herewith, (v) change the form of consideration payable in the Offer, or (vi) amend any other term of the Offer in a manner adverse to the holders of Shares. Notwithstanding the foregoing, Offeror may, without the consent of the Company, (i) extend the Offer from time to time, beyond any scheduled expiration date for a period not to exceed 20 business days, if at any scheduled expiration date any of the conditions to Offeror's obligation to accept for payment, and pay for, the Shares is not satisfied or waived, until such time within such 20 business day period as Offeror reasonably concludes is necessary after all such conditions are satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer, and (iii) extend the Offer for an aggregate period of not more than 15 business days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence if there have not been tendered sufficient Shares so that the Merger can be effected in accordance with Section 253 of the Delaware Law.

     Consideration to be Paid in the Merger. The Merger Agreement provides that upon the terms and subject to the conditions set forth in the Merger Agreement and the applicable provisions of the Delaware Law, Offeror shall be merged with and into the Company and the separate existence of Offeror shall cease, and the Company shall be the Surviving Corporation and shall be a wholly owned subsidiary of Parent. In the Merger, each share of common stock of Offeror issued and outstanding immediately prior to the Effective Time shall continue to remain outstanding and shall constitute one share of common stock of the Surviving Corporation. The Merger shall become effective at the time set forth in the certificate of merger (the "Certificate of Merger") relating to the Merger (the "Effective Time"), in accordance with the provisions of the Delaware Law, which time shall be on the date (which shall not be earlier than March 23, 2000) but after the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. At the Effective Time, each outstanding Share (other than Shares held by stockholders who properly exercise their appraisal rights) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration, without interest. The Merger Agreement provides that the closing of the Merger shall take place as soon as practicable after the approval and adoption of the Merger Agreement by the stockholders of the Company as contemplated in Section
6.1 of the Merger Agreement (if required by law) and the satisfaction or waiver of the other conditions of the parties to the Merger Agreement set forth in Articles 7 and 8 thereof.

     Treatment of Stock Options. The Merger Agreement provides that, as of the Effective Time, each option to purchase Shares (a "Stock Option") outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, entitle the holder thereof to receive in settlement of the exercisable portion thereof a cash payment from the Company in an amount (the "Option Cash-Out Amount") equal to the product of
(i) the excess of the Merger Consideration over the per share exercise price of such Stock Option, and (ii) the

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total number of Shares which the holder of such Stock Option is entitled to purchase under such portion of the Stock Option (whereupon such portion of the Stock Option will be canceled). Each Stock Option, or portion thereof, that is not exercisable at the Effective Time, shall be canceled as of such time and the holder thereof shall become entitled to receive on the date such Stock Option, or portion thereof, otherwise would have become exercisable a cash payment from the Company in an amount equal to the Option Cash-Out Amount. Notwithstanding the foregoing, subject to the receipt of any required regulatory approvals, within 20 business days after the Effective Time each holder of a Stock Option may elect in writing, in lieu of the cash settlement set forth in the two immediately preceding sentences, to have any of such outstanding Stock Options assumed by Parent, which assumed Stock Options shall continue to have, and be subject to, the same terms and conditions set forth in the stock option plans and agreement pursuant to which the Stock Options were issued as in effect immediately prior to the Effective Time, except that (a) such assumed Stock Options shall be exercisable for that number of whole shares of common stock of Parent, par value $2.50 per share ("Parent Common Stock"), equal to the product of the number of Shares covered by the assumed Stock Option immediately prior to the Effective Time multiplied by the number (the "Exchange Ratio") determined by dividing the Merger Consideration by the average closing price of Parent Common Stock for the five Trading Days immediately preceding the Effective Time, rounded up to the nearest whole number of shares of Parent Common Stock, (b) the per share exercise price for the Parent Common Stock issuable upon the exercise of such assumed Stock Option shall be equal to the quotient determined by dividing the exercise price per share specified for such Stock Option under the applicable Stock Option plan or agreement immediately prior to the Effective Time by the Exchange Ratio, rounding the resulting exercise price down to the nearest whole cent, and (c) such assumed Stock Options shall not be entitled to receive any amounts with respect to dividends paid on the Shares covered by such Stock Options. Except as set forth in the Disclosure Schedule to the Merger Agreement (the "Disclosure Schedule"), none of the provisions described in this paragraph shall affect the schedule of vesting (or the acceleration thereof) of the Stock Options, assumed or not assumed by Parent pursuant to the terms of the provisions described in this paragraph. The date of grant of any Stock Option so assumed shall be the date on which the Stock Option was originally granted. As soon as practicable after the Effective Time, Parent shall file with the Commission a registration statement on Form S-8 (or any successor form), or another appropriate form, with respect to the shares of Parent Common Stock subject to such assumed Stock Options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Stock Options remain outstanding.

     As set forth in the Disclosure Schedule, at its December 21, 1999 meeting, the Company's Board of Directors amended its non-employee directors' stock option plan to provide that all options outstanding under such plan would be deemed to be vested immediately prior to the Effective Time.

     Treatment of Restricted Stock. The Merger Agreement provides that, as of the Effective Time, each outstanding award of Company restricted stock ("Restricted Stock") shall, by virtue of the Merger and without any action on the part of the holder thereof, entitle the holder thereof to receive in settlement of the vested portion thereof a cash payment from the Company in an amount (the "Restricted Stock Cash-Out Amount") equal to the product of (i) the Merger Consideration and (ii) the total number of vested shares of Restricted Stock to which the holder is entitled. With respect to any shares of Restricted Stock that are not vested at the Effective Time, each holder thereof will become entitled to receive on the date such shares of Restricted Stock become vested a cash payment from the Company in an amount equal to the Restricted Stock Cash-Out Amount. With respect to any shares of Restricted Stock that are not vested and are subject to forfeiture at the Effective Time, each holder thereof shall become entitled to receive on the date such shares of Restricted Stock become vested a cash payment from the Company in an amount equal to the Restricted Stock Cash-Out Amount. Notwithstanding the foregoing, if the approval of Parent's Board of Directors and any required regulatory approvals are obtained, within 20 business days after the Effective Time each holder of Restricted Stock, whether or not vested, may elect in writing, in lieu of the cash settlement
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set forth in the preceding two sentences, to have all or any part of such outstanding Restricted Stock converted into Parent restricted stock ("Parent Restricted Stock"), subject to the same terms and conditions set forth in the plans and agreements pursuant to which the Restricted Stock was issued as in effect immediately prior to the Effective Time, except that the number of shares of such Parent Restricted Stock shall be that number of whole shares of Parent Common Stock equal to the product of the number of shares of converted Restricted Stock multiplied by the number determined by dividing the Merger Consideration by the average closing price of Parent Common Stock for the five Trading Days immediately preceding the Effective Time, rounded up to the nearest whole number of shares of Parent Common Stock. None of the foregoing provisions will affect the schedule of vesting (or the acceleration thereof) of the Restricted Stock converted or not converted by Parent pursuant to the terms described above. As soon as practicable after the Effective Time, Parent shall file with the Commission a registration statement on Form S-8 (or any successor form), or another appropriate form, with respect to the shares of Parent Restricted Stock issued as described above and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such shares of restricted stock remain outstanding.

     Board Representation. The Merger Agreement provides that, promptly upon the purchase by Parent or Offeror of at least a majority of the outstanding Shares, and from time to time thereafter, Parent and Offeror shall be entitled to designate such number of directors, rounded up to the next whole number but in no event more than one less than the total number of directors of the Board of Directors of the Company, as shall give Parent and Offeror, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to the product of (i) the number of directors on the Board of Directors of the Company and (ii) the percentage that such number of Shares purchased by Offeror or Parent bears to the number of Shares outstanding, and the Company shall, upon request by Parent or Offeror, promptly increase the size of the Board of Directors or exercise all reasonable efforts to secure the resignations of such number of directors as is necessary to enable Parent's and Offeror's designees to be so elected. At the request of Parent and Offeror, the Company shall take, at its expense, all action necessary to effect any such election, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. From and after the date that such designees to the Board of Directors of the Company constitute a majority of the Board of Directors of the Company, any action taken by the Company under the Merger Agreement shall require the approval of a majority of the members of the Board of Directors, if any, who are not designees or affiliates of Parent or Offeror; provided, however, that if there shall be no such directors, the Merger Agreement shall not be amended to reduce the Merger Consideration to be less than the Offer Price or otherwise amended in a manner materially adverse to the holders of Shares other than Parent and Offeror or amended to permit the Merger to occur prior to March 23, 2000.

     Stockholder Meeting. The Merger Agreement provides that, if required by applicable law, the Company shall duly call and promptly hold a meeting of its stockholders as soon as practicable following the expiration of the Offer for the purpose of approving the Merger on the terms and conditions set forth in the Merger Agreement and in connection therewith shall comply with the applicable provisions of the Delaware Law relating to the calling and holding of a meeting of stockholders for such purpose. Subject to the provisions of the Merger Agreement relating to third party acquisition proposals, the Board of Directors of the Company shall recommend the approval and adoption of the Merger Agreement by the stockholders of the Company, and the Company shall use its reasonable best efforts to obtain such adoption and approval. The Merger Agreement provides that, notwithstanding the foregoing, if Offeror or any other subsidiary of Parent shall acquire at least 90% of the outstanding shares of each class of capital stock of the Company, at the request of Parent or Offeror, the parties thereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer, without a stockholders' meeting, in accordance with Section 253 of the Delaware Law.

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     Representations and Warranties.  The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to (i) the due organization, existence, qualification, good standing, corporate power and authority of the Company and its subsidiaries; (ii) the capital stock of the Company; (iii) the due authorization, execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, and the validity and enforceability thereof; (iv) required filings, consents and approvals and the absence of any violations, breaches or defaults which would result from performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby; (v) the accuracy of reports filed by the Company with the Commission (the "SEC Reports") since January 1, 1996; (vi) the financial statements included in the SEC Reports;
(vii) the absence of any undisclosed material liabilities; (viii) certain tax matters; (ix) certain real estate matters; (x) the title to and condition of the assets of the Company and its subsidiaries; (xi) the possession by the Company and its subsidiaries of all necessary licenses and permits; (xii) certain proprietary rights and intellectual property matters; (xiii) the adequacy of the Company's assets, the Company's relationships with its customers and suppliers and the existence of agreements that restrict the Company from carrying on its business anywhere in the world; (xiv) the accuracy of certain documents and information supplied by the Company to Parent; (xv) certain insurance matters;
(xvi) the absence of any material litigation; (xvii) the accuracy and completeness of the records of the Company; (xviii) the absence of any material adverse change; (xix) the absence of certain acts or events; (xx) compliance with applicable laws; (xxi) certain environmental matters; (xxii) labor relations; (xxiii) certain employee benefits matters; (xxiv) estimated costs and profits for uncompleted contracts of the Company and its subsidiaries as of September 30, 1999; (xxv) the accuracy of the Schedule 14D-9 filed by the Company; (xxvi) the absence of brokers or finders except for the Advisor; (xxvii) antitakeover statutes; (xxviii) the fairness opinion rendered by the Advisor; (xxix) year 2000 compliance; and (xxx) stockholder approvals.

     Parent and Offeror have also made certain representations and warranties, including with respect to (i) the due organization, existence, good standing and corporate power and authority of Parent and Offeror; (ii) the due authorization, execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, and the validity and enforceability thereof; (iii) required filings, consents and approvals and the absence of any violations, breaches or defaults which would result from performance by Parent and Offeror of the Merger Agreement and the consummation of the transactions contemplated thereby; (iv) the absence of prior activities and the assets of Offeror; (v) the absence of investment bankers' and brokers' fees; (vi) the accuracy of information provided by Parent or Offeror in the Schedule 14D-1 and the other documents pursuant to which the Offer is being made; and (vii) the sufficiency of funds available to Parent and Offeror for the consummation of the Offer and the Merger.

     Maintenance of the Company as Going Concern. The Merger Agreement provides that, except as expressly contemplated or permitted by the Merger Agreement, or to the extent Parent shall consent in writing, during the period from the date of the Merger Agreement to the Effective Time, the Company shall conduct (and shall cause its subsidiaries to conduct) its operations according to its ordinary and usual course of business, and shall use its reasonable best efforts to preserve intact its business organization, keep available the services of its officers and employees and maintain satisfactory relations with licensors, suppliers, distributors, customers and others having business relationships with it. In addition, during the period from the date of the Merger Agreement to the Effective Time, the Merger Agreement provides that representatives of each of Parent and the Company shall confer on a regular and frequent basis with one or more designated representatives of the other to report on operational matters and to report the general status of ongoing operations. The Merger Agreement also provides that the Company shall provide Offeror promptly with all documents filed by the Company with the Commission.

     Absence of Material Changes. The Merger Agreement provides that, prior to the Effective Time, the Company and its subsidiaries shall not, other than in the normal course of business and in

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

conformity with past practices, or as contemplated by the Merger Agreement or the Disclosure Schedule, without the consent of Parent (which consent will not be unreasonably withheld), (i) make any material change in its business or operations; (ii) make any material change in its accounting policies applied in the preparation of the financial statements; (iii) declare any dividends in cash on the issued and outstanding shares of its common stock, or make any other distribution of any kind in respect thereof, other than regular quarterly dividends consistent with past practices; (iv) issue, sell or otherwise distribute any authorized but unissued shares of its capital stock (other than upon exercise of options outstanding on the date of the Merger Agreement or permitted to be granted thereby or upon conversion of outstanding convertible notes) or effect any stock split, stock dividend or combination or reclassification of any such shares or grant or commit to grant or amend or modify any option, warrant or other right to subscribe for or purchase or otherwise acquire any shares of its capital stock or any security convertible into or exchangeable for any such shares (other than grants of options under stock option plans); (v) purchase or redeem any of its capital stock (or permit any of its subsidiaries to purchase any of its capital stock); (vi) adopt any amendment to its charter or bylaws; or (vii) dispose, or permit any of its subsidiaries to dispose, of any of its assets outside the ordinary course of business. In addition, from and after the date of the Merger Agreement and prior to the Effective Time, except as contemplated by the Disclosure Schedule, neither the Company nor any of its subsidiaries shall, without the consent of Parent (which consent may be granted or withheld in Parent's sole discretion):
(i) pay any bonus or increase the rate of compensation of any of their employees, except for (A) payment of bonus compensation for the year ending December 31, 1999 in an aggregate amount not to exceed the amount set forth in the Disclosure Schedule, (B) salary increases for officers of the Company or any of its subsidiaries approved by Parent (which approval shall not be unreasonably withheld), and (C) regular annual salary increases for other salaried employees consistent with past practice which do not exceed 5% in the aggregate of all employees' existing salary rates; (ii) make or obligate itself to make capital expenditures in excess of $500,000, provided that each individual expenditure in excess of $100,000 shall be made only with Parent's approval (which approval shall not be unreasonably withheld); (iii) voluntarily incur any material obligations or liabilities (including any indebtedness) other than in the ordinary course of business; (iv) make any change in the plans described in the Disclosure Schedule or adopt new employee benefit plans or enter into any employment or other similar agreement; or (v) amend or waive any provision of, or grant any approval under, any standstill agreement.

     Access to Information. Under the Merger Agreement, the Company and its subsidiaries have agreed to afford to the officers, directors, employees and authorized representatives of Parent access, during normal business hours during the period prior to the Effective Time, to all their properties, books, contracts, commitments and records and, during such period, the Company shall and (shall cause its subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as Parent may reasonably request. However, any furnishing of such information and any such investigation may not affect the right of Parent to rely on the representations and warranties made in or pursuant to the Merger Agreement. Parent has agreed that all information and material received by it will be treated as confidential, and that it will not disclose, divulge or communicate such information to any other person, except to its directors, officers, employees, attorneys, accountants, representatives and consultants, and then only to the extent as may be necessary to evaluate the information and any negotiations relating to the transactions contemplated by the Merger Agreement and provided that Parent first advises such person of the confidential nature of the information and the confidentiality and publicity provisions of the Merger Agreement. Pursuant to the Merger Agreement, Parent has further agreed that all such information will be used solely for the purpose of evaluating the transactions contemplated by the Merger Agreement and that it will not use or exploit any such information for any other purpose whatsoever. If the Merger is not concluded for any reason, such information will be returned to the Company. The foregoing provisions also apply to any information previously furnished by the Company to Parent, but do not apply to any information which Parent is required by law to disclose to a third party or is generally known to the public other than as a result of a breach of the foregoing provisions.

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     No Solicitation.  The Company has agreed in the Merger Agreement that the
Company shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of the Merger Agreement with any parties other than Parent with respect to any Acquisition Proposal (as defined below). The Company shall not, and shall cause its subsidiaries and the officers, directors, agents, employees and advisors of the Company and its subsidiaries not to, initiate, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to, any Acquisition Proposal. Notwithstanding the foregoing, the Company shall be permitted to engage in any discussions or negotiations with, or provide any information to, any person in response to a bona fide written Acquisition Proposal by any such person, if and only to the extent that in each such case such proposal was not solicited in violation of the Merger Agreement and (A) Shares shall not have been accepted for payment under the Offer; (B) the Board of Directors of the Company determines in good faith that such Acquisition Proposal would, if consummated, constitute a Superior Proposal (as defined below); (C) the Board of Directors of the Company determines, in good faith after consultation with outside counsel, that such action is legally advisable for it to act in a manner consistent with its fiduciary duties under applicable law; and (D) prior to providing any information or data to any person or entering into discussions or negotiations with any person, the Company receives from such person an executed confidentiality agreement containing terms no less restrictive with respect to such person than the terms of the Confidentiality Agreement with respect to Parent. The Company shall notify Parent promptly, but in any event within 24 hours, of such inquiries, proposals, or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers.

     For the purposes of the Merger Agreement, "Acquisition Proposal" means (a) a merger or consolidation, or any similar transaction, involving the Company (other than mergers, consolidations or similar transactions involving solely the Company and/or one or more wholly owned subsidiaries of the Company), (b) a purchase or other acquisition of greater than 10% of the consolidated assets of the Company and its subsidiaries, (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange, tender or exchange offer or otherwise) of beneficial ownership of securities of the Company other than (1) as a result of the exercise or conversion of securities of the Company outstanding on the date of the Merger Agreement, or (2) in connection with any transaction described in the Disclosure Schedule, (d) any substantially similar transaction, or (e) any inquiry or indication of interest with respect to any of the foregoing; in each case other than the transactions contemplated by the Merger Agreement.

     For purposes of the Merger Agreement, "Superior Proposal" means any bona fide written proposal (a) made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the Common Stock then outstanding or all or substantially all of the consolidated assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (based on the advice of the Advisor or another financial advisor of nationally recognized reputation) to be more favorable to the stockholders of the Company than the transactions contemplated by the Merger Agreement and (b) which the Board determines in good faith is reasonably likely to be consummated on the terms set forth in the proposal taking into account all legal, financial, regulatory and other aspects of the proposal, including, without limitation, the nature and sufficiency of financing for the proposal and the person making the proposal. The Company shall advise Parent of any material developments with respect to any such proposal as to which the Company is exercising its rights.

     The Merger Agreement also provides that, with certain exceptions, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Board of Directors of the Offer and the "agreement of merger" (as such term is used in Section 251 of the Delaware Law) contained in the Merger Agreement, (ii) approve or recommend, or propose to approve or recom-mend, any Acquisition Proposal, or (iii) cause the Company or any of its subsidiaries to enter into any letter of intent, agreement in principle, acquisition agreement, merger agreement or other similar agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, in the event that the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is legally advisable to do so in order to act in a manner consistent with its fiduciary duties under applicable law, the Board of Directors may withdraw or modify its approval or recommendation of the Offer and the "agreement of merger" contained in the Merger Agreement, the Merger and the Merger Agreement (or not recommend it before a proxy statement relating to the Merger is sent to stockholders) or approve or recommend a Superior Proposal, but in each case only at a time that is after the third business day following Parent's receipt of a written notice advising Parent that the Board of Directors of the Company has received a proposal which is a Superior Proposal, specifying the material terms and conditions of such proposal and identifying the person making such proposal.

     HSR Filing. The Merger Agreement provides that Parent and the Company shall each prepare and file with the Federal Trade Commission and the United States Department of Justice any notification required to be filed with respect to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), or any rules or regulations promulgated thereunder. Each of Parent and the Company shall cause any such filing it makes to be true and accurate in all material respects and responsive to the requirements of the HSR Act and any such rules and regulations. Each of Parent and the Company agrees to make available to the other such information relative to its business, assets and property as may be required for the preparation for such notifications.

     1935 Act Compliance. As promptly as practicable after the execution of the Merger Agreement, Parent shall prepare and file with the Commission an Application on Form U-1 seeking authorization under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), for the acquisition by Offeror of the Shares, the Merger and the transactions contemplated thereby.

     Reasonable Best Efforts. Subject to the terms and conditions provided in the Merger Agreement, each of the parties has agreed to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including using its reasonable best efforts to satisfy the conditions precedent to the obligations of any of the parties hereto, to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings and to lift any injunction or other legal bar to the transactions contemplated thereby (and, in such case, to proceed with the transactions contemplated thereby as expeditiously as possible).

     Other Agreements. The Merger Agreement also contains agreements on (i) the provision by the Company to Parent of notices of material developments and other information; (ii) publicity; and (iii) the nonsolicitation for employment of persons employed by a party to the Merger Agreement.

     Fees and Expenses. Except as otherwise provided in the Merger Agreement, the parties agree that whether or not the Merger is consummated, Parent will pay and bear all of the expenses incurred by it and the Company will bear all of the expenses incurred by the Company in connection with the Merger and the Merger Agreement.

     The parties also agree that (i) if the Company terminates the Merger Agreement pursuant to clause (g) under "Termination" below; (ii) if Parent terminates the Merger Agreement pursuant to clause (d) under "Termination" below due to the failure to satisfy the condition set forth in clause (g) of Section 14 of the Offer to Purchase enclosed herewith; (iii) if (a) the Company or Parent terminates the Merger Agreement pursuant to clause (d) under "Termination" below due to the failure to satisfy the Minimum Condition, (b) at any time after the date of the Merger Agreement and at or before the time of the event giving rise to such termination there shall exist an Acquisition Proposal, and (c) within 12 months of the termination of the Merger Agreement, the Company enters into a definitive agreement with any third party with respect to an Acquisition Proposal or an Acquisition Proposal is consummated; or (iv) if Parent terminates the Merger Agreement pursuant to clause (f) under "Termination" below, then the Company shall, concurrently with such termination in the case of a termination as set forth in clause (i), (ii) and (iv) and concurrently with the occurrence of an event set forth in clause (iii)(c), pay to Parent $7 million. The payment described above will be Parent's exclusive remedy in the event of the termination of the Merger Agreement under circumstances where such payment is or becomes payable.

     The liability of any party to the Merger Agreement for any breach or violation of the Merger Agreement will not be limited except as described in this "Fees and Expenses" section.

     Conditions to the Merger. The Merger Agreement provides that the obligations of Parent and Offeror to consummate the Merger shall be subject to the fulfillment (or waiver by Parent and Offeror) at or prior to the Effective Time of each of the following conditions: (a) all necessary consents or approvals of any governmental body or agency or third parties necessary for the consummation by the Company and Parent of the transactions contemplated thereby including, without limitation, authorization under the 1935 Act (the "1935 Act Order") shall have been obtained and shall be in full force and effect, (b) the waiting period imposed by the HSR Act with respect to the transactions contemplated by the Merger Agreement shall have expired or been terminated, (c) no court or governmental regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) or taken any action which prohibits the consummation of the transactions contemplated by the Merger Agreement, and each party agrees to use all reasonable efforts to remove any such prohibition on the consummation of the transactions contemplated thereby, (d) the stockholders of the Company shall have taken all corporate action (if required under applicable law) necessary to effect the Merger, and the Company shall have furnished Parent with certified copies of resolutions duly adopted by its directors and stockholders in connection with the Merger, and (e) Offeror shall have accepted for payment and paid for Shares tendered pursuant to the Offer.

     The obligations of the Company to consummate the Merger shall be subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of each of the following conditions: (a) all necessary consents or approvals of any governmental body or agency or third parties necessary for the consummation by Parent and Offeror of the transactions contemplated thereby including, without limitation, the 1935 Act Order, shall have been obtained and shall be in full force and effect, (b) the waiting period imposed by the HSR Act with respect to the transactions contemplated by the Merger Agreement shall have expired or been terminated, (c) no court or governmental regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) or taken any action which prohibits the consummation of the transactions contemplated by the Merger Agreement, and each party agrees to use all reasonable efforts to remove any such prohibition on the consummation of the transactions contemplated thereby, (d) the stockholders of the Company shall have taken all corporate action (if required under applicable law) necessary to effect the Merger, and Parent and Offeror shall have furnished the Company with certified copies of resolutions duly adopted by their directors and Offeror's stockholder in connection with the Merger, and (e) Offeror shall have accepted for payment and paid for Shares tendered pursuant to the Offer; however, this condition shall be deemed satisfied if Offeror fails to accept for payment and pay for Shares pursuant to the Offer in violation of the terms of the Offer.

     Termination. Notwithstanding anything to the contrary therein, the Merger Agreement may be terminated and the Merger may be abandoned, whether before or after approval of the stockholders of the Company and Parent:

          (a) by the mutual written consent of all of the parties thereto at any time prior to the Effective Time;

          (b) by Parent and Offeror (i) if due to an occurrence that would result in a failure to satisfy any of the conditions to the Offer described in Section 14 of the Offer to Purchase enclosed herewith, Offeror shall have (A) failed to commence the Offer within five business days following the date of the Merger Agreement, or (B) terminated the Offer; or (ii) if the Company deliberately fails to perform in any material respect any of its obligations under the Merger Agreement, and, at the time of such failure, Parent's and Offeror's designees on the Board of Directors of the Company do not constitute a majority of the members of the Board of Directors of the Company;

          (c) by the Company if Offeror shall have (A) failed to commence the Offer within five business days following the date of the Merger Agreement,
     (B) terminated the Offer, or (C) failed to pay (by deposit with the Depositary) for Shares pursuant to the Offer within five business days following the expiration of the Offer;

          (d) by any party giving written notice to the other parties at any time after the expiration or termination of the Offer without Parent or Offeror purchasing any Shares pursuant thereto, provided that a party may not terminate pursuant to this clause (d) if it is in material breach of the terms of the Merger Agreement;

          (e) by any party thereto if the purchase of Shares pursuant to the Offer shall not have taken place by June 30, 2000, provided that a party may not terminate pursuant to this clause (e) if it is in material breach of the terms of the Merger Agreement;

          (f) by Parent if the Board of Directors of the Company, prior to the purchase of Shares pursuant to the Offer (i) shall withdraw or modify in any adverse manner its approval or recommendation of the Merger Agreement pursuant to the provisions of the Merger Agreement relating to third-party acquisition proposals; (ii) shall approve or recommend any Acquisition Proposal or Superior Proposal; or (iii) shall resolve to take any of the actions specified in clauses (i) or (ii) above; or

          (g) by the Company at any time prior to the purchase of Shares pursuant to the Offer, upon three business days' prior notice to Parent, if the Board of Directors of the Company shall approve a Superior Proposal; provided, however, that (i) the Company shall have complied with the provisions of the Merger Agreement relating to third-party acquisition proposals, (ii) the Board of Directors of the Company shall have concluded in good faith, after giving effect to all concessions which may be offered by Parent pursuant to clause (iii) below, after consultation with its financial advisors and outside counsel, that such proposal continues to be a Superior Proposal, and (iii) prior to any such termination, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent to make such adjustments in the terms and conditions of the Merger Agreement as would enable Parent to proceed with the transactions contemplated thereby; provided, however, that it shall be a condition to termination by the Company pursuant to this clause (g) that the Company shall have made the payment to Parent referred to in "Fees and Expenses" above.

     Indemnification; Directors' and Officers' Insurance. The Merger Agreement provides that Parent shall indemnify and provide advancement of expenses to all present and former directors and officers of the Company and its subsidiaries for acts or omissions occurring prior to the Effective Time to the fullest extent now provided or made available to them by the Company and its subsidiaries under applicable law, under their respective certificates or articles of incorporation or bylaws and under existing indemnification agreements (which Parent agrees shall continue in full force and effect after the Effective Time).

     For a period of six years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain in effect, if available, directors' and officers' liability insurance covering those persons who are covered as of the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy to the extent that it provides coverage for events occurring on or prior to the Effective Time, on terms that are no less favorable to such persons than the terms now applicable to them under the Company's current policies; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend more than 200% of the annual premium currently paid by the Company for such coverage; and provided, further, that if the premium for such coverage exceeds such amount, Parent or the Surviving Corporation shall purchase a policy with the greatest coverage available for such annual premium.

     Certain Employee Matters. The Merger Agreement provides that each benefit plan of the Company described in the Disclosure Schedule (a "Plan") with respect to which any current or former employee of the Company or any of its subsidiaries (each, an "Employee") participates immediately prior to the Effective Time shall become obligations of the Surviving Corporation at the Effective Time and, for at least one year thereafter, Parent shall, or shall cause the Surviving Corporation to, either maintain the Plans or provide benefits that are comparable, in the aggregate, to the benefits provided to the Employees, considered as a group, under such Plans as in effect immediately prior to the Effective Time.

     With respect to any employee benefit plans covering employees of Parent and its subsidiaries ("Parent Plans"), Parent shall, or shall cause the Surviving Corporation to: (i) with respect to any medical or health plan, waive any pre-existing condition or exclusion in any Parent Plans in which any Employee may be entitled to participate that would result in a lack of coverage for any condition for which an Employee would have been entitled to coverage under the corresponding Plan; (ii) provide each Employee with credit for any co-payments and deductibles paid prior to the Effective Time (to the same extent such credit was given under the analogous Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any Parent Plans in which such employees may be eligible to participate after the Effective Time; and (iii) recognize all service of the Employees with the Company or any of its subsidiaries for purposes of eligibility to participate and vesting credit in any Parent Plan in which the Employees may be eligible to participate after the Effective Time; provided that the foregoing shall not apply to the extent it would result in duplication of benefits. In addition, Parent represents that there are no waiting periods under any of its current medical or health plans.

     Amendment. The parties to the Merger Agreement may amend, modify and supplement the Merger Agreement in such manner as may be agreed upon by them in writing, whether before or after approval of the stockholders of the Company, except that after such approval is obtained, any amendment, modification or supplement which requires stockholder approval under applicable law shall not be made without such required approval.

BRENNAN/NELSON AGREEMENT

     Parent and Offeror have entered into an agreement with Charles M. Brennan III, the Company's Chairman and Chief Executive Officer, and Byron D. Nelson, the Company's Senior Vice President, General Counsel and Secretary (the "Brennan/Nelson Agreement"). Pursuant to that agreement, each of Messrs. Brennan and Nelson agrees that (a) if the Offer is consummated prior to March 23, 2000,
(i) he will tender to Offeror and not withdraw all of his Shares, other than Withheld Shares (consisting of 319,446 Shares held by Mr. Brennan and 27,779 Shares held by Mr. Nelson which, if sold prior to March 23, 2000, could subject such individuals to substantial adverse income tax consequences), pursuant to the Offer and (ii) promptly after March 22, 2000, he will, upon Offeror's written request, sell to Offeror all of his Withheld Shares for a price equal to the Offer Price; and (b) if the Offer is consummated on or after March 23, 2000, he will tender to Offeror and not withdraw all of his Shares, including the Withheld Shares, pursuant to the Offer. The Brennan/Nelson Agreement also provides that neither Mr. Brennan nor Mr. Nelson will transfer his Shares except pursuant to the Brennan/ Nelson Agreement. The Brennan/Nelson Agreement, which is Exhibit (c)(5) to this Schedule 14D-9, is incorporated herein by reference in its entirety.

ARRANGEMENTS WITH EXECUTIVE OFFICERS AND DIRECTORS

  Employment Agreements

     The Company has employment agreements with Charles M. Brennan III, Chairman and Chief Executive Officer, William S. Skibitsky, President and Chief Operation Officer, William A. Koertner, Senior Vice President, Chief Financial Officer and Treasurer, Byron D. Nelson, Senior Vice President, General Counsel and Secretary, and Michael F. Knapp, Vice President -- Commercial Industrial, described under the section captioned "Employment Contracts" in Schedule I hereto. In the event of a change of control (as defined therein), Messrs. Brennan, Skibitsky, Koertner, Nelson and Knapp may, under certain circumstances, in the event of termination of their employment, be entitled to lump sum payments equal to all salary and bonus owed for the periods specified in their respective agreements, as well as acceleration of vesting of outstanding stock options and restricted stock. The purchase of Shares pursuant to the Offer will constitute a change of control for purposes of those agreements. The lump sum amounts that would be payable to Messrs. Brennan, Skibitsky, Koertner, Nelson and Knapp if their respective employment were terminated in accordance with their terms (including the assumed payment of the cash value of accelerated options and restricted stock, but excluding any tax "gross up" payments which may be payable under their respective agreements under certain circumstances) would be up to approximately $9,067,946, $3,460,225, $1,934,175, $2,091,125 and
$714,000, respectively, at December 31, 1999.

  Options and Restricted Stock Held by Executive Officers and Directors

     The discussion under the sections "Merger Agreement -- Treatment of Stock Options" and "-- Treatment of Restricted Stock" above is incorporated herein by reference.

  Director and Officer Indemnification and Insurance

     The discussion under the section "Merger Agreement -- Indemnification; Directors' and Officers' Insurance" above is incorporated herein by reference.

APPRAISAL RIGHTS

     Stockholders do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, stockholders of the Company at the time of the Merger who do not vote in favor of or consent in writing to the Merger will have the right under the Delaware Law to dissent and demand appraisal of their Shares in accordance with Section 262 of the Delaware Law. Under said
Section 262, dissenting stockholders who comply with the statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer (or the Merger) and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the Merger. Moreover, Parent or Offeror may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer (or the Merger). THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE THEIR DISSENTERS' RIGHTS.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors.

     The Company's Board of Directors has unanimously approved the Merger Agreement and determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the

Company (other than Parent and its subsidiaries) and recommends that all stockholders of the Company accept the Offer and tender all their Shares pursuant to the Offer. This recommendation is based in part upon an opinion received by the Company from Berenson Minella & Company, the Company's financial advisor (the "Advisor"), that the Offer Price to be received by the holders of Common Stock in the Offer and in the Merger is fair to such stockholders from a financial point of view. The full text of the fairness opinion received by the Company from the Advisor (the "Berenson Minella Opinion") is filed as an exhibit to this Schedule 14D-9 and attached as Annex A hereto. Stockholders are urged to read such opinion in its entirety.

     As set forth in the Offer Documents, Offeror will purchase Shares tendered prior to the close of the Offer if the Minimum Condition has been satisfied by that time and if all other conditions to the Offer have been satisfied or waived. Stockholders should be aware that if as a consequence of their failure to tender the Minimum Condition is not satisfied, or any of the other conditions to the Offer are not satisfied, Offeror is not obligated to purchase any Shares, and subject to the limitations under the Merger Agreement, can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under the Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger. Accordingly, if the Minimum Condition is satisfied, Offeror will have sufficient voting power to cause the approval of the Merger without the vote of any other stockholder.

     The Offer is scheduled to expire at 12:00 midnight, New York City time, on February 29, 2000, unless Offeror, as required under the Merger Agreement as described above or otherwise in its discretion, elects to extend the period in which the Offer is open. A copy of the press release issued jointly by the Company and Parent on December 22, 1999 announcing the Merger and the Offer is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     (b) Background of the Offer; Reasons for the Recommendation.

BACKGROUND

     In August 1998, Charles M. Brennan III, Chairman and Chief Executive Officer of the Company, was independently contacted by representatives of two separate companies, each expressing an interest in acquiring the Company. Mr. Brennan responded to each company that he would consider any proposals they made. One of these companies had subsequent discussions with Mr. Brennan in November 1998 and February 1999, but such discussions did not lead to serious negotiations.

     In February 1999, Mr. Brennan was invited to meet with the CEO of a third company concerning a possible business combination. He and other representatives of the Company had further discussions with representatives of that company through July 1999, with the Company engaging the Advisor (in June 1999) to assist it in such discussions. Those discussions were terminated by Mr. Brennan on July 18, 1999.

     In July 1999, Parent contacted representatives of the Company to determine mutual interest in a potential transaction involving Parent and the Company. Parent expressed an interest in pursuing discussions with the Company regarding a potential acquisition of the Company by Parent.

     On July 22, 1999, representatives of the Company met with representatives of Parent, at Parent's invitation, concerning a possible acquisition of the Company by Parent. In early August, in light of the apparent interest of several parties in an acquisition of or other possible business combination with the Company, management of the Company determined to explore the possible sale of the Company on a more formal basis, and began consulting with the Advisor for that purpose.

     In August 1999, the Advisor contacted Parent to discuss the timing and procedures associated with the Company's exploratory process.

     On September 14, 1999, Parent executed a confidentiality agreement, and on that date a confidential information memorandum (the "Information Memorandum") describing the Company and its business was sent to Parent. Also on that date, the Information Memorandum was delivered to one of the other companies ("Company 1") which had previously held discussions with management of the Company. Two other potential purchasers ("Company 2" and "Company 3") received copies of the Information Memorandum on October 12, 1999 and October 14, 1999, respectively, and an additional potential purchaser received the Information Memorandum on November 4, 1999.

     On September 27, 1999, a representative of the Advisor met with representatives of Parent to discuss general information concerning the Company.

     On October 7, 1999, members of the Company's management met with representatives of the Advisor to provide the Advisor with information for the preparation of management presentation meetings. Later that day, Parent and Company 1 submitted preliminary indications of interest to the Advisor. On November 10, 1999, Company 2 submitted a preliminary indication of interest to the Advisor. On November 19, 1999, Company 3 submitted a preliminary indication of interest to the Advisor, which was subsequently revised by Company 3 on November 22, 1999.

     At an October 22, 1999 meeting of the Company's Board of Directors, Mr. Brennan reported on the status of negotiations to the Board of Directors.

     On November 2, 1999, a representative of the Advisor and a representative of Parent met and had further general discussions concerning the Company and the exploratory process.

     On November 5, 1999, management of the Company made a presentation to representatives of Company 1, and Company 1 began an extensive due diligence review of the Company.

     On November 8, 1999, management of the Company made a presentation to representatives of Parent, and Parent, together with representatives of PriceWaterhouseCoopers LLP, Parent's accountants, and other advisors of Parent, began their due diligence review of the Company, which included meeting with representatives of Ernst & Young, the Company's independent auditors.

     Between November 8 and November 20, 1999, representatives of
PriceWaterhouseCoopers had several telephone discussions with a representative of the Company concerning PriceWaterhouseCoopers' due diligence review on behalf of Parent.

     On November 16, 1999, representatives of PriceWaterhouseCoopers visited the Company's offices to conduct due diligence of the Company and representatives of Parent, PriceWaterhouseCoopers, the Advisor and the Company discussed due diligence matters by telephone conference.

     On November 29, 1999, Mr. Brennan met with Fred D. Hafer, Chairman, President and Chief Executive Officer of Parent, to discuss terms of the potential transaction.

     On November 30, 1999, management of the Company made a presentation to Company 3, which began its due diligence review of the Company on that date.

     On December 1, 1999, the Advisor provided forms of acquisition agreements to Parent, Company 1 and Company 3, and on December 3, 1999, the Advisor sent requests for final firm offers to Parent, Company 1 and Company 3. The Advisor's request specified that offers should indicate a firm price per share and include a mark-up of the form of agreement provided, and should be submitted by the close of business on December 7, 1999. The due date for offers was subsequently extended to December 10, 1999. As of December 10, 1999, the Company had received proposals in response to the Advisor's request from the Parent, Company 1 and Company 3.

     The Company's Board of Directors met on December 13, 1999. At that meeting, the Advisor made a presentation concerning the Company and the sale process and provided its evaluation of the responses of the participants in that process. After hearing the Advisor's presentation, the Company's Board of Directors unanimously determined that Parent's proposal was the most comprehensive and complete, but that a higher price should be pursued. Management was therefore instructed to seek a higher price from Parent, and if such a higher price, acceptable to management, could be obtained, to thereafter negotiate exclusively with Parent.

     Later on December 13, 1999, a representative of the Advisor negotiated with a representative of Parent concerning price. On December 14, 1999, the Company informed Parent that, subject to the negotiation and execution of a definitive merger agreement, Parent would be the successful bidder.

     On December 14, 1999, counsel for the Company and counsel for Parent began negotiating the terms of the Merger Agreement. On December 16, 1999, Mr. Brennan and William S. Skibitsky, President and Chief Operating Officer of the Company, met with Mr. Hafer and negotiated certain provisions of the Merger Agreement. Negotiations concerning those and other provisions continued among counsel and other representatives of both parties through December 21, when the terms of the Merger Agreement were finalized.

     The Company's Board of Directors met on December 21, 1999 to consider the Merger Agreement. After Mr. Brennan discussed developments since the December 13 board meeting, the Company's counsel made a presentation discussing the terms of the Merger Agreement. The Advisor then made a presentation reviewing the financial terms of the Offer and the Merger, and delivered its opinion to the effect that, as of the date thereof, based upon its review and subject to the various assumptions, qualifications, and limitations set forth therein, the consideration to be paid to the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view. The Board of Directors then unanimously approved the Offer and the Merger, and the Merger Agreement was executed after the market closed that day.

REASONS FOR THE RECOMMENDATION

     In reaching its conclusions to approve the Merger and recommend that stockholders accept the Offer, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

             (i) the financial and other terms and conditions of the Offer and the Merger Agreement;

             (ii) the competitive environment in which the Company operates;

             (iii) the Board of Directors' review over the last several months of the Company's strategic plan and its reevaluation of whether remaining independent was the best means to achieve the Company's business goals;

             (iv) that the $30.10 per Share price to be received by the Company's stockholders in both the Offer and the Merger represents an approximately 43.8% premium over the closing market price of $20.9375 per Share on December 20, 1999, the last full trading day prior to the meeting of the Board of Directors at which the Board approved the Merger Agreement, and premiums of approximately 44.7%, 48.1% and 89.9% over the average closing prices for the one-week period, the one-month period and the 12-month period, respectively, through December 20, 1999, and that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders;

             (v) that the Offer and the Merger would not be subject to any financing condition and that Parent has represented that the funds necessary to consummate the Offer and the Merger are available and will be provided to Offeror;

             (vi) the written opinion of the Advisor that the Offer Price to be received by the holders of Common Stock in the Offer and the Merger is fair to such stockholders from a financial point of view; a copy of the Berenson Minella Opinion is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference;

             (vii) the presentation of the Advisor to the Board of Directors at its meetings on December 13, 1999 and December 21, 1999, respectively, as to various financial and other matters involving the Company and the transaction which the Board of Directors deemed relevant, including, among other things, (a) a review of the Company's historical and projected financial performance and other data provided to the Advisor by the Company relating to the Company's business, (b) a review of the historical stock prices and trading volumes of the Shares, (c) a review of certain information regarding publicly traded companies deemed comparable by the Advisor,
        (d) a review of certain merger and acquisition transactions deemed comparable by the Advisor, (e) a review of premiums paid in certain other transactions deemed comparable by the Advisor, (f) a discounted cash flow valuation of the Company, and (g) a leveraged buyout analysis of the Company;

             (viii) the fact that the evaluation process included several companies which the Company reasonably considered to be potential interested parties concerning possible business combinations;

             (ix) the fact that, to the extent required by the fiduciary obligations of the Company's Board of Directors to the stockholders under the Delaware Law, the Company may terminate the Merger Agreement in order to approve a tender offer or exchange offer for the Shares or other proposed business combination by a third party on terms more favorable to the Company's stockholders than the Offer and the Merger taken together, upon the payment of a $7 million termination fee;

             (x) the future of the Company's employees and Parent's expressed intention to keep the Company's existing work force substantially in place; and

             (xi) the impact of the Offer and the Merger on existing options, shares of restricted stock and employment agreements with Company personnel.

     The foregoing is not intended to be exhaustive, but is intended to include many of the material factors considered by the Company's Board. In view of the complexity and variety of the issues, the Board did not attempt to quantify or otherwise attempt to assign any relative or specific weights to the specific factors considered, and individual directors may have given differing weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained the Advisor as its financial advisor in connection with a possible transaction involving the Company. Pursuant to its agreement with the Advisor, the Company agreed to pay the Advisor (i) a retainer fee of $50,000 per quarter subject to a maximum total retainer fee of $100,000 and (ii) an opinion fee of $250,000 payable upon the delivery of a fairness opinion with respect to a transaction. In addition, the Advisor is to receive a transaction fee upon successful completion of the Merger equal to approximately $2.6 million. The fees referred to in (i) and (ii) above will be credited against this transaction fee. In addition, the Company has agreed to reimburse the Advisor for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify the Advisor and certain related persons against certain liabilities in connection with its engagement, including certain liabilities which may arise under Federal securities laws.

     The Company's Board of Directors selected the Advisor to act as its financial advisor because of its experience and expertise. The Advisor has a nationally recognized merger and acquisition advisory business. As part of its investment banking business, the Advisor is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, and private placements. The Advisor has, in the past, provided financial advisory services to the Company and has received customary fees as compensation for such services.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company, except as follows:

     On December 21, 1999, the following executive officers of the Company acquired Shares pursuant to exercise of outstanding stock options previously granted under the Company's stock option and restricted stock plans, as set forth below:

                                                             NUMBER OF
EXECUTIVE OFFICER                                         SHARES ACQUIRED    EXERCISE PRICE
-----------------                                         ---------------    --------------
Charles M. Brennan III..................................      44,445             $ 6.90
                                                              66,667               4.90
                                                              12,500              13.00
William S. Skibitsky....................................      55,557               5.09
                                                              22,224               6.53
                                                               7,500              13.00
William A. Koertner.....................................      12,500              11.69
Byron D. Nelson.........................................      22,224               4.25
                                                              27,779               4.89
                                                               3,750              13.00

     The Company made loans to the executive officers to finance the acquisition of such Shares, as described under "Indebtedness of Management" in Schedule I hereto.

     In addition, on December 17, 1999, the Company granted shares of restricted stock (subject to forfeiture for a period of seven years) to the following executive officers under the Company's stock option and restricted stock plans in the amount set forth below:

                                                    NUMBER OF SHARES OF
EXECUTIVE OFFICER                                RESTRICTED STOCK RECEIVED
-----------------                                -------------------------
Charles M. Brennan III                                    10,000
William S. Skibitsky                                       7,500
William A. Koertner                                        5,000
Byron D. Nelson                                            5,000

     On December 28, 1999, Mr. Brennan donated 35,000 Shares to a foundation of which he is trustee.

     (b) To the best knowledge of the Company, all of its executive officers and directors currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (including the Shares held by the foundation referred to above), provided that, pursuant to the Brennan/Nelson Agreement summarized under Item 3(b) of this Schedule 14D-9, the Withheld Shares (which consist of 319,446 Shares held by Mr. Brennan and 27,779 Shares held by Mr. Nelson, as to which those individuals will be entitled to long-term capital gain tax treatment after March 22, 2000) will not be tendered if the Offer is consummated prior to March 23, 2000, but will be sold to the Offeror upon Offeror's request on or after that date at the Offer Price.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) State Business Combination Law

     Delaware.  The Company is subject to Section 203 of the Delaware Law.
Section 203 of the Delaware Law prevents an "Interested Stockholder" (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) from engaging in a "Business Combination" (defined to include a variety of transactions, including mergers) with a Delaware corporation for three years following the date such person becomes an Interested Stockholder, unless (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, or (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by certain employee stock ownership plans), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the Delaware Law, and the restrictions of such Section 203 are, accordingly, not applicable to Parent, Offeror or their affiliates or associates as a result of the consummation of the transactions contemplated by the Offer.

     Company's Certificate of Incorporation. Article Tenth of the Company's certificate of incorporation ("Article Tenth") provides that the affirmative vote of the holders of at least 80% of all the securities of the Company entitled to vote will be necessary for the authorization of certain business combinations with any person who, as of the record date for the determination of holders entitled to vote, is the beneficial owner, directly or indirectly, of more than 10% of the outstanding securities of the Company then entitled to vote. However, this provision is not applicable to, among other things, any business combination on terms substantially consistent with those set forth in a memorandum of understanding with such person approved by the Board of Directors of the Company prior to the time such person shall have become a holder of more than 10% of the outstanding securities of the Company then entitled to vote. The Merger Agreement constitutes a memorandum of understanding under Article Tenth and, therefore, the provisions of Article Tenth are inapplicable to the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby.

     Article Eleventh of the Company's certificate of incorporation ("Article Eleventh") provides that the affirmative vote of the holders of at least 95% of all of the securities of the Company then entitled to vote will be necessary for the adoption or authorization of any business combination with any person who, as of the record date for the determination of holders entitled to vote, is the beneficial owner, directly or indirectly, of more than 30% of the outstanding securities of the Company then entitled to vote. However, this provision is not applicable to, among other things, any business combination on terms substantially consistent with those set forth in a memorandum of understanding with such person approved by the Board of Directors of the Company prior to the time such person shall have become a holder of more than 10% of the outstanding securities of the Company then entitled to vote. The Merger Agreement constitutes a memorandum of understanding under Article Eleventh and, therefore, the provisions of Article Eleventh are inapplicable to the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby.

     (b) Antitrust

     Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust

Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to these requirements.

     A Notification and Report Form with respect to the Offer is expected to be filed under the HSR Act as soon as practicable following commencement of the Offer by each of the Company and Parent. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar-day waiting period following the filing by Parent, unless the Antitrust Division and the FTC terminate the waiting period prior thereto. In addition, the Antitrust Division or the FTC may extend such waiting period by requesting additional information or documentary material from Parent. If such a request is made with respect to the Offer, the waiting period related to the Offer will expire at 11:59 p.m., Washington, D.C. time, on the tenth day after substantial compliance by Parent with such request. With respect to each acquisition, the Antitrust Division or the FTC may issue only one request for additional information. In practice, complying with a request for additional information or material can take a significant amount of time. Expiration or termination of applicable waiting periods under the HSR Act is a condition to Offeror's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Offeror's proposed acquisition of the Company. At any time before or after Offeror's purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Offeror or the divestiture of substantial assets of Parent or its subsidiaries, or the Company or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the results thereof.

     (c) Public Utility Holding Company Act of 1935

     The Commission must approve the acquisition of the Shares pursuant to the Offer and the consummation of the Merger under the 1935 Act. Parent and Offeror expect to file an application for approval with the Commission as soon as practicable following commencement of the Offer.

     The 1935 Act directs the Commission to approve any proposed acquisition unless it finds that (1) the proposed acquisition would tend to create detrimental interlocking relations or detrimental concentration of control, (2) the consideration to be paid in connection with the acquisition is not reasonable or (3) the proposed acquisition would unduly complicate the capital structure of the holding company system after the Merger or would be detrimental to the proper functioning of that holding company system. The Commission must also find that the proposed acquisition complies with applicable state law, tends toward the development of an integrated public utility system and otherwise conforms to the 1935 Act's integration and corporate simplification standards. Under these statutory standards, the Commission has in the past permitted registered holding companies to acquire interests in other businesses which are reasonably incidental and functionally related to the holding company's public utility business. There can be no assurance that the Commission will approve the acquisition of Shares pursuant to the Offer or the Merger.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
    (a)   None
    (b)   None
 (c)(1)   Merger Agreement among the Company, GPU, Inc. and GPX
          Acquisition Corp. dated as of December 21, 1999
          (incorporated herein by reference to Exhibit (c)(1) to
          Schedule 14D-1 of GPU, Inc. (Commission File No. 1-6047) and
          GPX Acquisition Corp., filed on December 29, 1999).
 (c)(2)   Amended Employment Agreement between Charles M. Brennan III and the Company (incorporated herein by reference to (1) to
          Exhibit 10.10 to the Company's annual report on Form 10-K
          for 1996 (Commission File No. 1-8325)).
 (c)(3)   Change of Control Agreements with William S. Skibitsky,
          William A. Koertner, Byron D. Nelson and Michael F. Knapp.
 (c)(4)   Form of Promissory Note issued by Executive Officers in
          favor of the Company.
 (c)(5)   Letter Agreement, dated December 21, 1999, among GPU, Inc.,
          GPX Acquisition Corp., Charles M. Brennan III and Byron D.
          Nelson (incorporated by reference to Exhibit (c)(2) to
          Schedule 14D-1 of GPU, Inc. (Commission File No. 1-6047) and
          GPX Acquisition Corp. filed on December 29, 1999).
 (c)(6)   Opinion of Berenson Minella & Company, dated December 21,
          1999 (attached to Schedule 14D-9 mailed to stockholders as
          Annex A).
 (c)(7)   Consent of Berenson Minella & Company (included in Exhibit
          (c)(6)).
 (c)(8)   Press Release issued jointly by the Company and GPU, Inc. on
          December 22, 1999 (incorporated herein by reference to
          Exhibit 99.1 to the Company's current report on Form 8-K
          dated December 22, 1999).
 (c)(9)   Confidentiality Agreement dated September 13, 1999 between the Company and GPU, Inc. (incorporated herein by reference to Exhibit (c)(3) to Schedule 14D-1 of GPU, Inc. (Commission
          File No. 1-6047) and GPX Acquisition Corp., filed on
          December 29, 1999).
(c)(10)   Letter dated December 29, 1999 from Charles M. Brennan III to the stockholders of the Company (included with Schedule
          14D-9 mailed to stockholders).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MYR GROUP INC.

                                          By:  /s/ CHARLES M. BRENNAN III
                                            ------------------------------------
                                            Charles M. Brennan III
                                            Chairman and Chief Executive Officer

December 29, 1999

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
(a)        None
(b)        None
(c)(1)     Merger Agreement among the Company, GPU, Inc. and GPX
           Acquisition Corp. dated as of December 21, 1999
           (incorporated herein by reference to Exhibit (c)(1) to
           Schedule 14D-1 of GPU, Inc. (Commission File No. 1-6047) and
           GPX Acquisition Corp., filed on December 29, 1999).
(c)(2)     Amended Employment Agreement between Charles M. Brennan III and the Company (incorporated herein by reference to (1) to
           Exhibit 10.10 to the Company's annual report on Form 10-K
           for 1996 (Commission File No. 1-8325)).
(c)(3)     Change of Control Agreements with William S. Skibitsky,
           William A. Koertner, Byron S. Nelson and Michael F. Knapp.
(c)(4)     Form of Promissory Note issued by Executive Officers in
           favor of the Company.
(c)(5)     Letter Agreement, dated December 21, 1999, among GPU, Inc.,
           GPX Acquisition Corp., Charles M. Brennan III and Byron D.
           Nelson (incorporated by reference to Exhibit (c)(2) to
           Schedule 14D-1 of GPU, Inc. (Commission File No. 1-6047) and
           GPX Acquisition Corp. filed on December 29, 1999).
(c)(6)     Opinion of Berenson Minella & Company, dated December 21,
           1999 (attached to Schedule 14D-9 mailed to stockholders as
           Annex A).
(c)(7)     Consent of Berenson Minella & Company (included in Exhibit
           (c)(6)).
(c)(8)     Press Release issued jointly by the Company and GPU, Inc. on
           December 22, 1999 (incorporated herein by reference to
           Exhibit 99.1 to the Company's current report on Form 8-K
           dated December 22, 1999).
(c)(9)     Confidentiality Agreement dated September 13, 1999 between the Company and GPU, Inc. (incorporated herein by reference to Exhibit (c)(3) to Schedule 14D-1 of GPU, Inc. (Commission
           File No. 1-6047) and GPX Acquisition Corp., filed on
           December 29, 1999).
(c)(10)    Letter dated December 29, 1999 from Charles M. Brennan III to the stockholders of the Company (included with Schedule
           14D-9 mailed to stockholders).

[BerensonMinella]
                                                                         ANNEX A

                                                               December 21, 1999

The Board of Directors
MYR Group Inc.
Three Continental Towers
1701 W. Golf Road, Suite 1012
Rolling Meadows, Illinois 60008

Gentlemen:

     MYR Group Inc., a Delaware corporation (the "Company"), has entered into an Agreement and Plan of Merger (the "Merger Agreement") with GPU, Inc., a Pennsylvania corporation ("Parent"), and GPX Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Sub"), whereby Sub will commence a tender offer (the "Offer") to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of the Company at a price of $30.10 per share, net to the seller in cash (the "Consideration"). The Merger Agreement also provides that, following the consummation of the Offer, Sub will be merged with and into the Company in a transaction (the "Merger") pursuant to which each outstanding share of Common Stock not owned by Parent, Sub or their respective affiliates (other than shares as to which dissenters' rights have been perfected) will be converted into the right to receive an amount in cash equal to the per share consideration paid in the Offer and the Company will become a wholly-owned subsidiary of Parent. You have asked us to render an opinion to you as to whether or not the Consideration to be paid to the stockholders of the Company is fair to the stockholders of the Company from a financial point of view.

     In arriving at our opinion, we have, among other things:

          (i) reviewed the latest draft of the Merger Agreement dated December 20, 1999;

          (ii) reviewed, and discussed with members of management of the Company, certain business and financial information relating to the Company that we deemed relevant, including the Company's recent public filings and financial statements;

          (iii) reviewed, and discussed with members of management of the Company, certain information including budgets and financial forecasts (collectively, the "Forecasts") relating to the business, earnings, cash flows, assets, liabilities and prospects of the Company;

          (iv) reviewed the historical stock prices and trading volumes of the Company's Common Stock;

          (v) reviewed certain publicly available information regarding publicly traded companies we deemed reasonably comparable to the Company;

          (vi) reviewed certain publicly available information regarding comparable merger and acquisition transactions we deemed relevant;

          (vii) reviewed certain information regarding premiums paid in all-cash acquisitions of publicly traded companies of a size comparable to the Offer and the Merger;

          (viii) performed discounted cash flow analyses based on the Forecasts;

          (ix) performed leveraged buyout analyses based on the Forecasts;

          (x) participated in discussions with a limited number of other potential acquirers as agreed to by the Company's management with respect to potential merger and acquisition transactions involving the Company;

          (xi) participated in certain discussions among management of the Company and Parent regarding the Company and the Offer and the Merger; and

          (xii) reviewed such other information, performed such other analyses and taken into account such other factors as we deemed relevant.

     For purposes of rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information provided to us by and on behalf of the Company and have not assumed any responsibility for independent verification of such information or for any independent valuation or appraisal of any assets of the Company, nor were we furnished with any such valuations or appraisals. We have assumed, without independent investigation, the accuracy of all representations and statements made by officers and management of the Company. With respect to the Forecasts, we have assumed that they were reasonably prepared on bases reflecting the best estimates and good faith judgment of the Company's management as of the date of their preparation and that management has informed us of all circumstances occurring since such date that could make the Forecasts incomplete or misleading. Our opinion is necessarily based on economic, market and other conditions as in effect on, and information made available to us as of, the date hereof.

     This opinion was provided at the request and solely for the benefit of the Board of Directors of the Company in connection with its consideration of the Offer and the Merger and shall not be reproduced, summarized, described, relied upon, or referred to, or furnished to any other person without, in each instance, Berenson Minella's prior written consent; provided that, subject to our prior review, the Company may refer to this opinion on any Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with respect to the Offer or any Proxy Statement filed by the Company with respect to the Merger, without such written consent. This opinion does not and will not constitute a recommendation to stockholders of the Company to tender their shares in the Offer or to vote in favor of the Merger. This opinion is delivered subject to the conditions, scope of engagement, standard of care, limitations, and understandings set forth in the engagement agreement between Berenson Minella and the Company, dated December 20, 1999.

     This opinion is delivered with the explicit understanding that this opinion is based on standards of assessment in existence as of the date hereof, and that standards of assessment may change in the future. Berenson Minella disclaims any responsibility for any impact any such changes may have on the assessment of the Offer and the Merger. Unforeseen future events that could affect the fairness of the Consideration to be paid to the stockholders in the Offer and the Merger, from a financial point of view, have not been factored into this opinion. Berenson Minella disclaims any obligation to update or revise this opinion for events occurring subsequent to the date hereof, whether foreseen or unforeseen.

     This opinion is a fairness opinion only from a financial point of view. Berenson Minella makes no representations with respect to questions of legal interpretation or enforceability and expressly disclaims that this opinion may be construed in any way as a legal opinion. Our opinion is limited to the matters expressly set forth in this letter, and no opinions may be implied or may be inferred beyond the matters expressly so stated.

     We note that we have acted as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for our services, which fee is contingent upon the consummation of the Offer. Berenson Minella has performed investment banking and other services for the Company in the past and has received customary compensation for such services.

     Based upon and subject to the foregoing, and subject to the various assumptions, qualifications, and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be paid to the stockholders of the Company pursuant to the Offer and the Merger is fair to the stockholders of the Company from a financial point of view.

                                   Very truly yours,

                                   BERENSON MINELLA & COMPANY

                                                                      SCHEDULE I

                                 MYR GROUP INC.
                              1701 WEST GOLF ROAD
                            SUITE 1012, TOWER THREE
                      ROLLING MEADOWS, ILLINOIS 60008-4007

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about December 29, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of MYR Group Inc. (the "Company") to the holders of record of shares of Common Stock, par value $0.01 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Offeror (as defined below) to a majority of the seats on the Board of Directors of the Company.

     On December 21, 1999, the Company, GPU, Inc., a Pennsylvania corporation ("Parent"), and GPX Acquisition Corp, a Delaware corporation and a direct wholly owned subsidiary of Parent ("Offeror"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Parent will cause the Offeror to commence a tender offer (the "Offer") for all outstanding Shares, at a price of $30.10 per Share net to the seller in cash, without interest thereon, and (ii) Offeror will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

     The Merger Agreement requires the Company to take such action as Offeror may reasonably request to cause Offeror's designees to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers -- Right to Designate Directors; Offeror Designees" below.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, Offeror commenced the Offer on December 29, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City Time, on Tuesday, February 29, 2000, unless the Offer is extended.

     The information contained in this Information Statement concerning Offeror and Parent has been furnished to the Company by Offeror and Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of December 21, 1999, there were 6,429,135 Shares outstanding, 756,650 shares reserved for issuance upon exercise of outstanding options and 882,086 shares reserved for issuance upon conversion of outstanding convertible notes (with the Company having the right to repurchase 600,183 of such shares at $5.67954 per share if issued upon conversion). The Board of Directors currently consists of five members, divided into three Classes with staggered terms of three years. At each annual meeting of stockholders, directors of the Class whose term expires on the date of such meeting are elected to hold office for three years.

RIGHT TO DESIGNATE DIRECTORS; OFFEROR DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase of and payment for at least a majority of the outstanding Shares, Parent and Offeror shall be entitled to designate the number of directors, rounded up to the nearest whole number but in no event more than one less than the total number of directors on the Company's Board of Directors, as will give Parent and Offeror representation on the Company's Board of Directors equal to the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the directors designated by Parent and Offeror) and the percentage that the aggregate number of Shares so purchased bears to the total number of Shares then outstanding. The Company has agreed that, upon request of Parent, it will promptly either increase the size of its Board of Directors or exercise all reasonable efforts to secure the resignations of such number of its incumbent directors as is necessary to enable Parent's and Offeror's designees to be so elected or appointed to the Company's Board of Directors, and that it shall cause Parent's and Offeror's designees to be so elected or appointed at such time.

     Parent and Offeror have indicated that they will designate Fred D. Hafer, Bruce L. Levy and David C. Brauer as Parent's and Offeror's designees (the "Offeror Designees").

                               OFFEROR DESIGNEES

                                                      PRESENT PRINCIPAL OCCUPATION;
NAME AND AGE                                MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------                                --------------------------------------------------
Fred D. Hafer (58)...................  Chairman and Director of Offeror. Chairman, Chief Executive
                                       Officer, President and Director of Parent and GPU Service,
                                       Inc. ("GPUS"). Became President, Chief Operating Officer and
                                       a Director of Parent and GPUS in July 1996 and was elected to the additional positions of Chairman and Chief Executive
                                       Officer in May 1997. Also Chairman, Chief Executive Officer
                                       and a Director of Jersey Central Power & Light Company
                                       ("JCP&L"), Metropolitan Edison Company ("Met-Ed") and
                                       Pennsylvania Electric Company ("Penelec"); Chairman and a
                                       Director of GPU Nuclear, Inc.; Chairman, Chief Executive
                                       Officer and a Director of GPU Advanced Resources, Inc.;
                                       Chairman and Director of GPU Capital, Inc.; and a Director
                                       of GPU Telcom Services, Inc., GPU Electric, Inc., GPU
                                       International, Inc. ("GPUI"), GPU Power, Inc., Saxton
                                       Nuclear Experimental Corporation, Avon Energy Partners
                                       Holdings ("Avon"), Midlands Electricity plc ("Midlands") and
                                       GPU PowerNet PTY Ltd., all subsidiaries of Parent. Served as
                                       President of Met-Ed from 1986 to 1996, and as President of
                                       Penelec from 1994 to 1996. Director of the U.S. Chamber of
                                       Commerce, Utilities Mutual Insurance Company, a director and past president of the Manufacturers Association of Berks
                                       County and a past Chairman of the Board of the Pennsylvania
                                       Electric Association. Director of the Reading Hospital and
                                       Medical Center, a trustee of the Caron Foundation, and
                                       immediate past chairman and a member of the Board of
                                       Trustees of Drug-Free Pennsylvania.

                                                      PRESENT PRINCIPAL OCCUPATION;
NAME AND AGE                                MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------                                --------------------------------------------------
Bruce L. Levy (44)...................  President and Director of Offeror. Senior Vice President and
                                       Chief Financial Officer of Parent since 1998; President and
                                       Director of GPU Capital, Inc. Executive Vice President and a
                                       Director of GPUS and Vice President of JCP&L, Met-Ed and
                                       Penelec since 1998. Director of GPUI, GPU Power, Inc., GPU
                                       Electric, Inc., Avon, Midlands and GPU PowerNet PTY Ltd.,
                                       GPU GasNet Pty Ltd. and Parent's South American
                                       subsidiaries, Empresa Distribuidora Electrica Regional S.A.,
                                       Empresa Distribuidora San Luis S.A., Empresa Distribuidora
                                       del Electricidad de la Rioja S.A. and Empresa Distribuidora
                                       de Electricidad de Salta S.A. President and Chief Executive
                                       Officer of GPUI from 1991 to 1998.
D.C. Brauer (46).....................  Vice President and Director of Offeror; Vice President of
                                       GPUS since 1997. Director of GPU PowerNet PTY Ltd. and GPU
                                       GasNet Pty Ltd. Vice President -- Finance and Treasurer of
                                       GPUI from 1993 to 1997, of GPU Power, Inc. from 1994 to 1997 and of GPU Electric, Inc. from 1995 to 1997.

     None of the Offeror Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of the Parent and Offeror, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by Parent and Offeror that, to the best of Parent's and Offeror's knowledge, none of the Offeror Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed herein or in the Schedule 14D-9.

     It is expected that the Offeror Designees may assume office at any time following the acceptance for payment of, and payment for, any Shares pursuant to the Offer, and that, upon assuming office, the Offeror Designees will thereafter constitute at least a majority of the Board of Directors.

                                   DIRECTORS

     The names of the members of the Board of Directors of the Company, and certain information with respect to each, are as follows:

                   NAME, AGE, OCCUPATION                            YEAR FIRST
                  AND BUSINESS EXPERIENCE                       ELECTED A DIRECTOR
                  -----------------------                       ------------------
CLASS I DIRECTORS
WILLIAM G. BROWN, 57........................................           1990
     Partner in the law firm of Bell, Boyd & Lloyd, Chicago,
     Illinois (since 1976). Mr. Brown is also a director of
     Dovenmuehle Mortgage Inc., CFC International, Inc. and
     Lifemark Corporation(1)(2)
  JOHN M. HARLAN, 66........................................           1995
     Former Chairman and President of Harlan Electric
     Company, an electrical construction firm
     (1963 -- 1994).(1)

CLASS II DIRECTORS
  ALLAN E. BULLEY, JR., 66..................................           1992
     Chairman (since 1991) and Chief Executive Officer
     (since 1970) of Bulley and Andrews, a general
     construction firm, Chicago, Illinois.(1)(2)
  BIDE L. THOMAS, 64........................................           1993
     Former President and Chief Operating Officer of
     Commonwealth Edison Company, an investor owned electric
     utility, Chicago, Illinois. Mr. Thomas is also a
     director of Northern Trust Corporation, The Northern
     Trust Company and R.R Donnelley & Sons Company.(1)(2)

CLASS III DIRECTOR
  CHARLES M. BRENNAN III, 57................................           1986
     Chairman (since 1988) and Chief Executive Officer
     (since 1989) of the Company.

---------------
(1) Member of Audit Committee.

(2) Member of Compensation Committee.

                          BOARD COMMITTEES AND ACTIONS

     The Board of Directors of the Company held four meetings during 1998. The Board has two committees, the Audit Committee, which held two meetings during 1998, and the Compensation Committee, which held three meetings during 1998. During 1998, no director attended less than 75% of all meetings of the Board of Directors and all meetings of committees of which he was a member.

     The primary functions of the Audit Committee are to review the Company's interim and annual financial statements and the reports of its management and auditors thereon, and to report its findings and recommendations to the Board of Directors.

     The primary purposes of the Compensation Committee are to review the Company's overall compensation programs, to set the compensation of the Chief Executive Officer and other executive officers and to administer the Company's management incentive plans. The Board of Directors has also established a committee of Mr. Thomas and Mr. Bulley, two non-employee directors, to administer the Company's stock option and restricted stock plans.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee is composed of three non-employee directors:
William G. Brown, Allan E. Bulley, Jr. and Bide L. Thomas.

     For the year ended December 31, 1998, the Company paid legal fees to Bell, Boyd & Lloyd in the amount of $48,972. Mr. Brown, a Director and member of the Compensation Committee, is a partner in Bell, Boyd & Lloyd. The Company anticipates that Bell, Boyd & Lloyd will continue to provide legal services to the Company.

                           COMPENSATION OF DIRECTORS

     Each director of the Company who is not an employee of the Company or any of its subsidiaries is paid a fee of $12,000 annually ("Annual Retainer") plus $1,000 for each meeting of the Board of Directors or committee of the Board which he attends, with a maximum of one meeting fee payable for any calendar day.

     Under the terms of the 1993 Non-Employee Directors' Stock Option Plan each non-employee director, upon his or her first election to the Board of Directors, receives an option to purchase 10,000 shares of Common Stock (as adjusted as hereinafter described). The plan further provides that each director shall receive an option to purchase an additional 1,000 shares of Common Stock (as adjusted as hereinafter described) on the date each annual meeting of stockholders is held after the year in which the non-employee director was first elected to Board of Directors. The terms of the initial option grant and of each of the subsequent annual grants are: (i) the option price shall be the average of the high and low prices of a share of common stock on the New York Stock Exchange on the date of grant; (ii) the option shall vest with respect to 25% of the shares six months after the date of grant, with respect to an additional 25% of the shares one year after the date of grant, with respect to an additional 25% of the shares two years after the date of the grant, and with respect to the final 25% of the shares three years after the date of the grant; (iii) the option shall expire ten years after the date of the grant. On December 15, 1995, the Company paid a stock dividend of one share of Common Stock for each three shares of Common Stock held by stockholders as of the record date of December 1, 1995 (the "1995 Stock Dividend"). On December 15, 1997, the Company paid a stock dividend of two shares of Common Stock for every three shares of Common Stock held by the stockholders as of the record date of December 1, 1997 (the "1997 Stock Dividend"). Under the terms of the Company's stock option plans, the number of shares subject to the plans and to options granted under the plans are proportionately adjusted in the event of a stock dividend or other events described in the plans. As a result of the 1995 and 1997 Stock Dividends, the number of shares covered by the initial stock option grants to Messrs. Brown, Bulley, Harlan and Thomas were adjusted to 22,224 shares. The number of shares covered by grants of option on the dates of annual meetings of stockholders are adjusted to 2,224 shares.

     Under the terms of the Company's 1996 Non-employee Director Stock Ownership Plan ("1996 Plan") a non-employee Director may elect to receive his or her Annual Retainer in shares of restricted Common Stock. The restrictions lapse on the fifth anniversary date of award or the Director's earlier death, disability or retirement. Messrs. Brown and Bulley each elected to receive his Annual Retainer in shares of restricted Common Stock under the 1996 Plan. The number of restricted shares awarded to Mr. Brown and Mr. Bulley under the 1996 Plan (adjusted for the 1997 Stock Dividend) on the dates of the 1996, 1997 and 1998 annual meetings of stockholders were 1,891 shares, 1,588 shares and 947 shares, respectively.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On January 3, 1995, the Company acquired all of the issued and outstanding shares of capital stock of Harlan Electric Company in accordance with the terms of a Merger Agreement for a consideration consisting of cash and certain Escrow and Non-Escrow Notes. The Escrow and Non-Escrow Notes provide that they may be converted into shares of Common Stock at a conversion price of $12.6212. As a result of the 1995 and 1997 Stock Dividends and in accordance with the terms of the Escrow and Non-Escrow Notes the conversion price was decreased to $5.67954. John M. Harlan and his five brothers and sisters (the "Noteholders") received all of the Escrow and Non-Escrow Notes. Both the Escrow and Non-Escrow Notes bear interest at the rate of 7% and are for a term of seven years with interest being paid semi-annually and the principal being repaid in three equal payments on January 3, 2000, 2001 and 2002 respectively. The Escrow and the Non-Escrow Notes may be redeemed by the Company at any time after January 3, 2000 or at any earlier time with the consent of the Noteholder. As a result of a settlement between the Company and the Noteholders related to certain claims against the Escrow Notes by the Company under the Merger Agreement, each of the Noteholders has granted an option to the Company to purchase any and all shares into which he or she elects to convert his or her Escrow Note and one of his or her two Non-Escrow Notes at an exercise price of $5.67954 per share. In the case of Mr. Harlan, he has granted an option to the Company to purchase any and all shares into which he elects to convert his Escrow Note in the amount of $279,096 and one of his two Non-Escrow Notes in the amount of $210,776. The other Non-Escrow Note held by Mr. Harlan is in the amount of $326,322.

                       EXECUTIVE OFFICERS OF THE COMPANY

                                                     POSITION(S) HELD               OFFICER OF THE
NAME                                                 WITH THE COMPANY               COMPANY SINCE
----                                                 ----------------               --------------
Charles M. Brennan III..................  Chairman and Chief Executive Officer           1988
William S. Skibitsky(1).................  President and Chief Operating Officer          1994
William A. Koertner(2)..................  Senior Vice President, Chief Financial         1998
                                            Officer and Treasurer
Byron D. Nelson(3)......................  Senior Vice President, General Counsel         1984
                                            and Secretary
Michael F. Knapp(4).....................  Vice President -- Commercial                   1999
                                            Industrial

---------------
 (1) Mr. Skibitsky was elected President and Chief Operating Officer of the Company on July 23, 1996 and had been previously elected Executive Vice President of the Company and President of The L.E. Myers Co. (a wholly owned subsidiary of the Company) on May 12, 1994.

 (2) Mr. Koertner was elected Senior Vice President, Chief Financial Officer and Treasurer on November 9, 1998. Mr. Koertner was Vice President at Central Illinois Public Service Company from 1993 to November 1998.

 (3) Mr. Nelson was elected Vice President, General Counsel and Secretary in February 1984 and Senior Vice President in 1987.

 (4) Michael F. Knapp was Vice President and Program Director at Parsons Energy & Chemicals Group Inc. from 1996 to December 1998 and Vice President, Regional Operations at International Technology Corporation from 1994 to 1996.

                             EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table, including footnotes, shows for the years 1998, 1997, and 1996, the cash compensation paid by the Company, as well as certain other compensation paid or accrued for those years, to the named Executive Officers in all capacities in which they served.

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG TERM
                                                                                COMPENSATION
                                                                            ---------------------
                                                                                   AWARDS
                                             ANNUAL COMPENSATION            ---------------------
                                     -----------------------------------    RESTRICTED
                                                            OTHER ANNUAL      STOCK                   ALL OTHER
                                     SALARY                 COMPENSATION     AWARD(S)     OPTION/    COMPENSATION
                             YEAR    ($)(1)     BONUS($)     ($)(2)(3)        ($)(4)      SAR(#)      ($)(5)(6)
                             ----    -------    --------    ------------    ----------    -------    ------------
Charles M. Brennan III.....  1998    404,039    307,990        88,800        306,250      50,000             0
  Chairman and               1997    357,548    293,000       120,783        191,250           0             0
  Chief Executive Officer    1996    307,500    217,000       142,843        161,250           0             0
William S. Skibitsky.......  1998    269,288    197,400        20,800        245,000      30,000        26,889
  President and Chief        1997    232,885    187,000        21,693        143,438           0        34,153
  Operating Officer          1996    207,200    155,000        25,834         85,312           0             0
Byron D. Nelson............  1998    187,346    115,800        20,800         91,875      15,000        20,236
  Senior Vice President      1997    168,750    115,000        25,833         76,500           0         4,973
  General Counsel and        1996    159,000     77,500        24,945         56,875           0         9,680
  Secretary
William A. Koertner(7).....  1998     28,664     10,000             0        116,900      50,000             0
  Senior Vice President
  Chief Financial Officer
  and Treasurer
Elliott C. Robbins(8)......  1998    139,274          0         1,333         91,875           0             0
  Senior Vice President      1997    168,750    115,000        25,833         76,500           0         4,937
  Treasurer and Chief        1996    159,000     67,500        24,956         56,875           0         9,686
  Financial Officer

---------------
NOTES TO SUMMARY COMPENSATION TABLE

(1) Includes amounts deferred at the election of the named executive officers under the 401(k) feature of the Company's Profit Sharing and Thrift Plan. Includes automobile allowances of $600 per month for Mr. Skibitsky (through May 1998), and $500 per month for Messrs. Nelson, Robbins (through August
    1998), and Koertner (November and December), respectively. Mr. Brennan and Mr. Skibitsky (since June 1998) are each provided with an automobile by the Company.

(2) Includes: (i) the vested portion of Company contributions to the Profit Sharing and Thrift Plan and (ii) dividend equivalent payments under the Company's Stock Option and Restricted Stock Plans on stock options held by the named executive officers for all reported years. Effective with the third quarter 1997 dividend, the named executive officers are no longer entitled to these dividend equivalent payments.

(3) In 1991, in lieu of any other retirement benefit not available generally to all employees, Mr. Brennan was granted an option to purchase 50,000 shares of Common Stock and borrowed the exercise price from the Company to exercise the option. Included in the amount set forth is a payment of $68,000 to Mr. Brennan which is equal to the amount of principal payment payable to the Company by Mr. Brennan on December 31, 1996, 1997 and 1998 under the terms of the promissory note evidencing the loan. Upon receipt, Mr. Brennan immediately paid these amounts to the Company as payment of the principal due on the note. The amount does not include an additional payment of $21,432 for 1998, $26,790 for 1997, and $32,148 for 1996, which is equal to the amount of interest accrued on the promissory note at the applicable Federal rate under Section 1274(d) of the Internal Revenue Code of 1986, as amended. On December 31, 1998, December 31, 1997 and December 31, 1996, respectively, Mr. Brennan received payments equal to these amounts which he immediately paid to the Company as payment of the interest amount due on the note. There is no net income or expense effect from these interest payments since the interest income earned by the Company offsets the payment expense. (See "Employment Contracts.")

(4) Amount is determined by multiplying the number of shares times the closing price of a share of Common Stock on the NYSE on the date of grant. Unless otherwise amended by the Committee of the Board of Directors which administers the Company's Stock Option and Restricted Stock Plans, the restrictions lapse on the 7th anniversary date of the date of grant or upon the named executive officer's earlier death, disability or retirement. Dividends are paid on restricted shares. As of December 31, 1998 the total number of and value of restricted shares held by the Company for Messrs. Brennan, Skibitsky, Nelson and Koertner were 66,666 shares/$766,659; 45,000 shares/$517,500; 22,500 shares/$258,750; and 10,000 shares/$115,000, respectively.

(5) Includes amounts accrued by the Company as unfunded liabilities for Messrs. Nelson and Robbins pursuant to Supplemental Retirement and Death Benefit Agreements (SRDB Agreements) entered into in 1984 between the Company and each of them. Under the SRDB Agreements the named executive officers are entitled, upon retirement or permanent disability, to an aggregate amount equal to two times their highest base salary (Benefit Amount) payable in 120 equal monthly installments over a period of 10 years (or, in the event of death, to their beneficiary over 15 years). The Benefit Amount is reduced by 15%, 25%, 33.3%, 40% and 45% in the event the named executive officer retires at age 64, 63, 62, 61, or 60, respectively. No benefit shall be paid in the event of the named executive officer's retirement prior to age 60.

(6) The amount included for Mr. Skibitsky represents reimbursement for certain costs associated with the sale of his previous residence in Connecticut, which the Company had agreed to pay at the time Mr. Skibitsky was employed by the Company.

(7) Mr. Koertner joined the Company and was elected Senior Vice President, Chief Financial Officer and Treasurer on November 9, 1998.

(8) Mr. Robbins resigned from the Company effective August 14, 1998.

                                 STOCK OPTIONS

     The following tables contain information concerning the stock options granted to, exercised by and held by the named executive officers in 1998. The Company's stock option and restricted stock plans do not provide for the grant of SARs. The Potential Realizable Values set forth result from calculations assuming 5% and 10% growth rates in accordance with rules and regulations promulgated by the Securities Exchange Commission. The Value of Unexercised In-the-Money Options is calculated using the difference between fair market value of the Common Stock at December 31, 1998 ($11.50 per share) and the exercise price of the options.

                           OPTION/SAR GRANTS IN 1998

                                                                                             POTENTIAL REALIZABLE VALUE
                                                                                              AT ASSUMED ANNUAL RATES
                                                % OF TOTAL                                         OF STOCK PRICE
                                               OPTIONS/SARS      EXERCISE                     APPRECIATION FOR OPTION
                                 OPTIONS/       GRANTED TO          OR                                  TERM
                                   SARS         EMPLOYEES          BASE        EXPIRATION    --------------------------
NAME                            GRANTED(#)    IN FISCAL YEAR    PRICE($/SH)       DATE         5%($)           10%($)
----                            ----------    --------------    -----------    ----------    ----------      ----------
C.M. Brennan..................    50,000           24.5%          $13.00        05/06/08      286,614         841,402
W.S. Skibitsky................    30,000           14.7%           13.00        05/06/08      171,969         504,841
B.D. Nelson...................    15,000            7.3%           13.00        05/06/08       85,984         252,421
W.A. Koertner(1)..............    50,000           24.5%           11.69        11/09/08      352,114         906,902
E.C. Robbins(2)...............         0              0              n/a             n/a            0               0

                       AGGREGATED OPTION/SAR EXERCISES IN
                      1998 AND YEAR END OPTION/SAR VALUES

                                                                                       VALUE OF UNEXERCISED
                                                         NUMBER OF UNEXERCISED             IN-THE-MONEY
                                                            OPTIONS/SARS AT                OPTIONS/SARS
                             NO. SHARES     DOLLAR             FY-END(#)                   AT FY-END($)
                             ACQUIRED ON    VALUE     ---------------------------   ---------------------------
NAME                          EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                         -----------   --------   -----------   -------------   -----------   -------------
Charles M. Brennan III.....        --            --     430,558        172,222       3,500,296       562,221
William S. Skibitsky.......        --            --      72,225         35,556         438,960        27,613
Byron D. Nelson............        --            --      77,782         15,000         593,087             0
William A. Koertner(1).....        --            --           0         50,000               0             0
Elliott C. Robbins(2)......    66,392      $597,945           0              0               0             0

---------------
(1) Mr. Koertner was elected Sr. Vice President, Chief Financial Officer and Treasurer November 9, 1998.

(2) Mr. Robbins resigned from the Company effective August 14, 1998.

                              EMPLOYMENT CONTRACTS

     The Company and Charles M. Brennan III entered into an employment agreement effective January 1, 1998 (the "Brennan Agreement") which replaced a prior agreement between the Company and Mr. Brennan which expired December 31, 1996. The initial term of the Brennan Agreement was from January 1, 1998 through December 31, 1998 and the agreement provides that it will renew automatically for successive one-year terms thereafter unless terminated in accordance with the terms of the agreement. The Brennan Agreement provides that the Company shall employ Mr. Brennan as Chairman and Chief Executive Officer at a base compensation per year of not less than $312,500. The Agreement provides that Mr. Brennan is entitled to receive an incentive bonus in accordance with the terms of any incentive compensation plan which may exist from time to time during the term of the Brennan Agreement.

     The Brennan Agreement further provides that, upon termination of employment for certain defined reasons set forth in the Brennan Agreement, Mr. Brennan (or his estate) will receive an amount equal to from one to two times his annual base salary plus an amount equal to from one to two times his annual incentive amount determined on the basis of the Company having achieved 100% of its financial goals. The amounts of these payments are determined based upon the reason for the termination of Mr. Brennan's employment. In addition, all stock options and restricted stock grants to Mr. Brennan shall become fully vested and the amount of remaining indebtedness, if any, of Mr. Brennan to the Company described under the heading "Indebtedness of Management" shall be forgiven.

     The Company has agreements with Messrs. Skibitsky, Nelson, Koertner and Knapp that provide for certain benefits that are activated only on a change of control (defined as (i) the filing of a report on Schedule 13D promulgated under the Securities Exchange Act of 1934 disclosing that any person, other than Charles M. Brennan III, has become the beneficial owner of 20% or more of the issued and outstanding shares of voting securities of the Company or (ii) the acquisition of 20% or more of the issued and outstanding shares of voting securities of the Company by any person which would otherwise require the filing of a report on Schedule 13D). Provided that the individual is still serving as an officer at the time of such a change of control, each such agreement provides for the payment of compensation and benefits and acceleration of vesting of all unvested stock options and restricted stock if the officer's employment is terminated following a change of control of the Company. An officer whose employment is terminated within the employment period (as specified in such officer's agreement) following a change of control will receive compensation and other benefits, which decrease with time, under the agreement only if the termination was by the Company without good cause or by the executive for a good reason (any significant change in the nature of the principal duties of the officer or any significant diminution of the officer's status or responsibilities, any decrease in the officer's salary or cash incentive opportunity below the level the officer was earning at the time of a change of control, the Company's failure to obtain the agreement of a successor entity to assume the obligations under the agreement or the Company requiring the officer to be based in any location that would materially increase the officer's commuting time). Mr. Skibitsky's and Mr. Nelson's agreements specify an employment period of four years and Mr. Koertner's and Mr. Knapp's agreements specify an employment period of five years. Each officer may also terminate the agreement within the 90-day period following the second anniversary of (in the case of Messrs. Koertner and Knapp, within the 90-day period following the end of the 30th month after) a change of control and receive compensation and other benefits provided that the officer offers to continue employment at the request of the Company for a period of up to six months. In addition, if an excise tax is imposed pursuant to the applicable provisions of the Internal Revenue Code upon any payments to Messrs. Skibitsky, Nelson and Koertner by the Company, the agreements provide that they will be paid an additional amount calculated so as to provide them with the same compensation they would have received had no excise tax been imposed.

                           INDEBTEDNESS OF MANAGEMENT

     During 1991, the Board of Directors granted to Mr. Brennan, in lieu of any retirement benefit generally not available to all salaried employees, a stock option to purchase 50,000 shares of Common Stock under the Company's 1990 Stock Option Plan (the "Brennan Option") and the Board of Directors provided Mr. Brennan a cash grant of $731,500 restricted in its use to the exercise of the Brennan Option under the terms of an employment agreement between the Company and Mr. Brennan. At the expiration of its term the employment agreement was replaced with a new agreement. (See "Employment Agreement.") As part of the employment agreement, the Company agreed to lend $680,000 to Mr. Brennan and to provide him a cash grant of $51,500 upon his execution of the agreement. Mr. Brennan used the proceeds of the loan and the $51,500 to return to the Company the $731,500 previously received by him and used for the exercise of the stock option. The loan of $680,000 is evidenced by a promissory note delivered to the Company by Mr. Brennan and is payable in equal installments of $68,000 (plus interest thereon at the applicable Federal rate under Section 1274(d) of the Internal Revenue Code of 1986) on December 31 of each year commencing on December 31, 1992 and thereafter through December 31, 2001. The promissory note is secured by shares of Common Stock. As of January 1, 1999, the remaining principal on the note was $272,000. The Brennan Agreement provides that Mr. Brennan is entitled to receive, on December 31 of each year covered by the Brennan Agreement and its predecessor agreements, a payment in an amount equal to the principal and interest payment due to the Company from Mr. Brennan for such years under the above described promissory note. The Brennan Agreement provides that, in the event Mr. Brennan's employment terminates as a result of his death or disability, the Company will forgive all remaining unpaid principal and interest under the promissory note described above.

     On March 22, 1999, the Compensation Committee of the Board of Directors approved a loan to each of Messrs. Brennan and Nelson restricted in its use to
(i) the exercise of stock options to purchase 319,446 Shares in the case of Mr. Brennan and 27,779 Shares in the case of Mr. Nelson and (ii) payment of related taxes. Each note will mature on March 22, 2001. The principal amounts of the notes delivered by Messrs. Brennan and Nelson are $1,500,000 and $145,000, respectively. The principal amount of each note bears interest, payable at maturity, at the rate equal to the prime rate as quoted from time to time by Harris Trust and Savings Bank, Chicago, Illinois.

     On December 17, 1999, the Compensation Committee of the Board of Directors approved a loan to each of Messrs. Brennan, Skibitsky, Nelson and Koertner restricted in its use to the exercise of stock options vested on such date and payment of related taxes, in consideration of delivery by such officer of a promissory note in favor of the Company. Each note will mature on the earlier of
(i) the 10th day after sale of Shares acquired upon such exercise of stock options or (ii) December 31, 2000. The principal amounts of the notes delivered by Messrs. Brennan, Skibitsky, Nelson and Koertner are $1,377,436.08, $934,330.77, $553,702.05 and $183,635.17, respectively. The principal amount of each note bears interest, payable at maturity, at the rate equal to 150 basis points over the 90 day LIBOR rate as quoted from time to time by Harris Trust & Savings Bank, Chicago Illinois.

                               SECURITY OWNERSHIP

SECURITY OWNERSHIP OF MANAGEMENT

     The table set forth below, including the footnotes, certain information as of December 21, 1999 concerning beneficial ownership of Common Stock by the directors, named executive officers of the Company and by all directors and executive officers of the Company as a group:

                                                                                         PERCENTAGE
                                                             SHARES       EXERCISABLE      OF THE
                                                          BENEFICIALLY       STOCK         SHARES
                                                             OWNED          OPTIONS      OUTSTANDING
                                                          ------------    -----------    -----------
Charles M. Brennan III(1)...............................   1,390,479              0         21.6
William G. Brown........................................     115,420         32,232          2.3
Allan E. Bulley, Jr. ...................................      35,047         32,232          1.0
John M. Harlan(2).......................................           0         85,219          1.3
Bide L. Thomas..........................................       3,333         32,232          0.6
William S. Skibitsky(1).................................     152,781              0          2.4
William A. Koertner(1)..................................      27,500              0          0.4
Byron D. Nelson(1)......................................     144,308              0          2.2
Michael F. Knapp(1).....................................       5,000              0          0.1
                                                           ---------        -------         ----
All directors and executive officers....................   1,873,868        181,915         31.1

---------------
(1) Includes shares of restricted stock awarded to the named individuals the restrictions on which have not expired.

(2) Includes a conversion right for 57,455 shares under the Non-Escrow Notes described in "Certain Relationships and Related Transactions."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The table set forth below contains information as of March 1, 1999 (except as otherwise indicated) concerning other principal stockholders known to the Company to own beneficially more than five percent of the Company's outstanding shares of Common Stock.

                                                                                    PERCENTAGE
                      NAME AND ADDRESS                              SHARES           OF SHARES
                    OF BENEFICIAL OWNERS                      BENEFICIALLY OWNED    OUTSTANDING
                    --------------------                      ------------------    -----------
Heartland Advisors, Inc. ...................................       889,162             15.8
790 N. Milwaukee Street
Milwaukee WI 53202

T. Rowe Price Associates, Inc. .............................       433,333              7.7
PO Box 89000
Baltimore MD 21289-1009

                                                                                    PERCENTAGE
                      NAME AND ADDRESS                              SHARES           OF SHARES
                    OF BENEFICIAL OWNERS                      BENEFICIALLY OWNED    OUTSTANDING
                    --------------------                      ------------------    -----------
FMR Corp(1).................................................       617,300             10.3
82 Devonshire Street
Boston MA 02109

Dimensional Fund Advisors Inc. .............................       337,381              6.0
1299 Ocean Avenue
Santa Monica CA 90401

---------------
(1) As of August 31, 1999.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Each director and officer of the Company is required to report to the Securities and Exchange Commission his or her transactions in the Common Stock of the Company. During 1998, all reports were filed on a timely basis.